Filed by: Deutsche Market Trust (811-01236)

pursuant to Rule 425 under the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

File Number of the Related Registration Statement: 333-219091

 Subject Company: Deutsche Select Alternative Allocation Fund,

a series of Deutsche Market Trust (811-01236)

Hello, I am trying to reach < SH Full Name >. Is he/she available?
If yes, confirm SH identity
Who's Calling? (prior to confirming SH)
My name is < First Name, Last name > and I am calling on a recorded line regarding your investment in < Deutsche Gold & Precious Metals Fund / Deutsche Select Alternative Allocation Fund >.
Use Alternate Scripting (trust, custodian) if appropriate
Materials were sent to you regarding the upcoming shareholder meeting and at this time we have not received your vote. The Board is recommending a vote < Affirmative>. Would you like to vote along with the recommendations of the Board?
My name is < First name, Last name > and I'm calling on a recorded line regarding the upcoming < Deutsche Gold & Precious Metals Fund / Deutsche Select Alternative Allocation Fund> shareholder meeting. Is < SH Full Name > available?
If yes
If no
Is there a better time to reach them?
If yes / If vote direction is given
If No / SH Declines to Vote
If Households for same SH: I see you have additional investments with the < Deutsche Funds >. Would you like to vote the same way on those investments?
< Use Appropriate Rebuttal followed by> Would you like to vote along with the recommendations of the Board?
Vote direction is given
SH Declines to Vote after rebuttals
Thank you. I am recording a < For / Against / Abstain > vote on your < Deutsche Fund > investment(s) and will send a printed confirmation <for each> to < Registration Street address >.
For confirmation purposes, may I have your city, state and zip code?
< If appropriate >
We can be reached at < 866-905-8143> and are available weekdays between 9am and 11 Eastern Time and between < noon > and < 6pm > Eastern Time on Saturday.
Thank you for your time. Have a great < day / evening >.
For BEN Shareholders Only: Thank you. When you receive the confirmation, please feel free to call us at 1-866-962-7225 if you have any concerns about your telephone vote.
Thank you for your time and your vote. Have a great < day / evening >.
If Households for additional SHs: Thank you. I see that < Other SH Name > also holds an investment. May I speak to them?
If yes
If no